Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 15 - 2006

JUNE 2, 2006

FOR IMMEDIATE RELEASE

AURIZON MINES LTD. BOARD ADVISES SHAREHOLDERS TO AWAIT DIRECTORS RECOMMENDATION BEFORE TAKING ANY ACTION ON
NORTHGATE UNSOLICITED BID

Aurizon Mines Ltd. (TSX:ARZ) (AMEX:AZK) has been advised that Northgate Minerals Corporation has filed documents with the Canadian securities regulatory authorities regarding its unsolicited offer to acquire all the outstanding shares of Aurizon.  Aurizon shareholders have been offered 0.741 of a Northgate common share for each Aurizon common share, which represents a 7% discount to Aurizon’s closing share price as of June 1, 2006.

The Board of Directors of Aurizon Mines Ltd has appointed a special committee to review and evaluate the offer and to assess all other strategic alternatives available to the company.

The Board of Directors recommends that shareholders do not take any action (including tendering any shares) with respect to Northgate’s unsolicited offer, until the special committee has completed its strategic review and the Board of Directors has had an opportunity to fully evaluate the offer and communicate its views to shareholders.  The Board of Directors will file and mail a directors’ circular with its recommendations to shareholders in due course.

Aurizon’s special committee has retained BMO Nesbitt Burns Inc. and National Bank Financial Inc. as its financial advisors and has directed them to study all strategic alternatives available for maximizing value to Aurizon’s shareholders.

Aurizon is a pure gold Company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions.  The 100% owned Casa Berardi Project is fully funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold.

June 2, 2006
AURIZON MINES LTD. BOARD ADVISES SHAREHOLDERS TO AWAIT
DIRECTORS RECOMMENDATION BEFORE TAKING ANY ACTION ON NORTHGATE UNSOLICITED BID

At current gold prices and exchange rates the Project has an internal rate of return of over 50% and a payback of less than 2 years.  The Casa Berardi Mining lease covering approximately
5 kilometres of the Casa Berardi Fault is currently the focus of infill drilling in order to upgrade known resources on the Project to reserves.  A feasibility study to evaluate the potential of an open pit project over the East Mine Crown pillar is also underway.

Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com

Media Contact:

Longview Communications

Josh Pekarsky or Louise Weston

(604) 688-4874

Investor Contact:

Patrick Soares, Manager Investor Relations

Aurizon Mines Ltd.

(604)-687-6600

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, timing of an updated feasibility study, future commercial production, and work programs.  Forward-looking statements express, as at the date of this news release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.